

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Thomas Lingelbach
Chief Executive Officer
Valneva SE
910 Clopper Road, Suite 160S
Gaithersburg, MD 20878

      Re: Valneva SE
          Registration Statement on Form F-3
          Filed August 12, 2022
          File No. 333-266839

Dear Mr. Lingelbach:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Marc Recht, Esq.